JOHN R. HOUSTON
612-349-8285

October 10, 2008

VIA EDGAR, FACSIMILE AND U.S. MAIL

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:                               Napster, Inc.
Schedule TO-T, filed September 26, 2008, by Best Buy Co., Inc. and Puma Cat Acquisition Corp.
as amended by Amendment No. 1 to Schedule TO-T, filed October 2, 2008
SEC File No. 005-78044

Dear Ms. Kim:

On behalf of our clients, Best Buy Co., Inc. (“Best Buy”) and Puma Cat Acquisition Corp. (“Purchaser”), we are submitting this letter in response to the comments of the staff of the United States Securities and Exchange Commission (the “Commission”) in a letter dated October 7, 2008 (the “Comment Letter”), with respect to the Schedule TO-T filed with the Commission by Best Buy and Purchaser on September 26, 2008.  The aforementioned Schedule TO relates to Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share, and the stock purchase rights associated with such shares, of Napster, Inc., a Delaware corporation.  Set forth below in italics is the text of the comments raised in the Comment Letter, followed by the responses of Best Buy and Purchaser thereto.  The numbering of the responses coincides with the numbering in the Comment Letter.  Additionally, we are simultaneously filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) in response to the Comment Letter.

Offer to Purchase

Determination of Validity, page 10

1.              Explain to us the purpose of the language that the bidder’s interpretation of the terms and conditions of the Offer will be final and binding.  Please disclose, here and on page 11, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.  In addition, please disclose that security holders may challenge your determinations.

In accordance with our telephone discussion on October 7, 2008, in lieu of stating that (a) only a court of competent jurisdiction can make a determination that will be final and binding and (b) security holders may challenge such determination, Best Buy and Purchaser have deleted the referenced statement that Purchaser’s interpretation of the terms and conditions of the Offer will be final and binding.  Please see Item 4 of Amendment No. 2.

Certain Information Concerning Purchaser and Best Buy, page 15

2.              According to the Schedule 13D filed on September 24, 2008, Best Buy owns an aggregate of 6,292,710 shares, or 12.5% of the total number of shares outstanding.  Please amend to state the aggregate number and percentage owned by each filing person.  Refer to Item 8 of Schedule TO and corresponding Item 1008 of Regulation M-A.

Best Buy and Purchaser have made the requested amendment.  Please see Item 8 of Amendment No. 2.

Certain Conditions of the Offer, page 39

3.              We note that you assert an ongoing right that the conditions may be asserted or waived “at any time and from time to time.” Please note that describing the conditions as a continuing right that may be waived at any time suggests that conditions to the offer may be waived after expiration of the offer. Please revise to clarify that all conditions of the offer, other than those dependent upon the receipt of necessary government approvals must be satisfied or waived before the expiration of the offer.

Best Buy and Purchaser have made the requested revision by amending Item 4 of the Schedule TO to clarify that all conditions of the Offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer.  Please see Item 4 of Amendment No. 2.

As requested in the Comment Letter, included herewith is a letter from Best Buy and Purchaser acknowledging that (a) they are responsible for the adequacy and accuracy of the disclosure in their Commission filings, (b) staff comments or changes to disclosure in response to staff

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comments do not foreclose the Commission from taking any action with respect to the filings, and (c) they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to further discuss any of our responses, please do not hesitate to contact me at 612-349-8285 or Ryan Miest at 612-349-8790.

Sincerely,

/s/ John R. Houston

John R. Houston

cc:	Joseph M. Joyce
Todd G. Hartman

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October 10, 2008

Ms. Peggy Kim

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Dear Ms. Kim,

In connection with its review of the Schedule TO-T filed with the United States Securities and Exchange Commission (the “Commission”) by Best Buy Co., Inc. on September 26, 2008, and Amendment No. 1 to Schedule TO-T, filed with the Commission by Best Buy Co., Inc. on October 2, 2008 (collectively, the “filings”), which filings relate to Puma Cat Acquisition Corp.’s offer to purchase all outstanding shares of common stock, par value $0.001 per share, and the stock purchase rights associated with such shares, of Napster, Inc., a Delaware corporation, the staff of the Commission has requested that the undersigned provide the following acknowledgement to the staff:

The undersigned hereby acknowledges that:

•                  the undersigned is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the undersigned may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Please see the following page for signatures.)

PUMA CAT ACQUISITION CORP.

By:	/s/ Todd G. Hartman
Name:	Todd G. Hartman
Its:	Vice President

BEST BUY CO., INC.

By:	/s/ Susan S. Grafton
Name:	Susan S. Grafton
Its:	Vice President, Controller and
Chief Accounting Officer

Dated: October 10, 2008